MEDICAL ALARM CONCEPTS HOLDINGS, INC.

200 West Church Road, Suite B, Kind of Prussia, PA 19406

Phone Number: (877) 639-2929

Fax Number: (610) 872-9066

April 10, 2015

VIA EDGAR SUBMISSION AND VIA ELECTRONIC MAIL TO MASTRIANNAW@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna

Re: Letter dated March 16, 2015 from Mr. Larry Spirgel, Assistant Director

Medical Alarm Concepts Holding, Inc., a Nevada corporation (the “Company”)

Form 10-K for the Fiscal Year Ended June 30, 2014 (the “10-K”)

Filed November 3, 2014

Form 10-Q for the Fiscal Quarter Ended December 31, 2014 (the “10-Q”)

Filed February 17, 2015

File No. 333-153290

Dear Mr. Mastrianna:

We are in receipt of your letter, dated March 16, 2015 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 1 to its Form 10-K for the Fiscal Year Ended June 30, 2014 (“10-K Amendment No. 1”) and Amendment No. 2 to its Form 10-Q for the Fiscal Quarter Ended December 31, 2014 (“10-Q Amendment No. 2”). 10-K Amendment No. 1 and 10-Q Amendment No. 2 revise and supplement the disclosures made in the Original Filings based on certain portions of the comment set forth in the SEC Comment Letter.

Finally, also noted below, where applicable, are the Company’s reasons for not making changes, nor providing further disclosures, in response to other portions of the comments in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

U.S. Securities and Exchange Commission
April 10, 2015

General

1. We note from the cover page of your Form 10-K that you believe that your common stock has been registered under Section 12(g) of the Securities Exchange Act of 1934. However, you appear to have never filed a Form 8-A or Form 10 to do so. Similarly, your cover page disclosure indicates that you believe you are not a voluntary filer. Please advise.

Response No. 1

The SEC Staff is correct that the Company’s common stock has not been registered under Section 12(g) of the Securities Exchange Act of 1934 (“Exchange Act”) and the cover page presentation of the Original Form 10-K is not accurate. The cover page of the 10-K Amendment No. 1 clarifies that the Company has not registered its common stock under the Exchange Act and that the Company is a voluntary filer of periodic reports under the Exchange Act. Based on our review of the Company’s stockholder records, the Company is not currently required to register its common stock under the Exchange Act; however, the Company may at some point in the future prepare and file a Form 8-A or Form 10 to do so.

Item 1. Business, page 1

2. Please provide an enhanced discussion of your business model and specific components of your operational structure. This discussion should include: how, where, and by whom your product is manufactured or procured; product development (e.g. iHelp); the impact of government regulations on your business, the number of employees you retain, etc. Please see Item 101 of Regulation S-K.

Response No. 2

Please see Item 101 of Regulation S-K.

As requested, Item 1 of the 10-K Amendment No. 1 includes an enhanced discussion of the Company’s business model and specific components of its operational structure taking into account the disclosure requirements of Item 101 of Regulation S-K.

Item 5. Market for Registrants’ Common Equity, Related Stockholder Matters, and Issuer Purchasers of Equity Securities, page 5

3. Please remove all references throughout to “Item 1A – ‘Risk Factors’” as you do not provide this Item in your filing.

Response No. 3

As requested, Item 5 of the 10-K Amendment No. 1 removes all references to “Item 1A – Risk Factors”.

U.S. Securities and Exchange Commission
April 10, 2015

4. We note your references to Series A and Series B Convertible Preferred Stock on the Consolidated Balance Sheets. Please provide a description of the nature and rights of these securities.

Response No. 4

As requested, Item 5 of the 10-K Amendment No. 1 includes a description of the nature and rights of the Series A and Series B Convertible Preferred Stock.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

5. Please provide greater detail as to how the referenced “monitoring services” are integrated into your business and to what degree these services are owned by you.

Response No. 5

As requested, the Company has supplemented its response to Item 7 of the 10-K Amendment No. 1 to provide greater detail as to how the Company’s “monitoring services” are integrated into the Company’s business and the degree to which those services are owned by the Company.

Item 10. Directors, Executive Officers and Corporate Governance

Director Nominees Recommended by Stockholders, page 12

6. Please provide a table detailing compensation for your directors. Please see Item 402(r) of Regulation S-K.

Response No. 6

The Company does not compensate its directors and a narrative description has been added to the Company’s response to Item 10 of the10-K Amendment No. 1.

7. Please provide a narrative description of any material factors necessary to an understanding of your director compensation policies.

Response No. 7

As requested, a narrative description has been added to the Company’s response to Item 10 of the 10-K Amendment No. 1 that addresses the materials factors necessary to an understanding of the Company’s director compensation policies.

Item 11. Executive Compensation, page 13

8. We note that the Summary Compensation Table presented does not list any equity compensation awards for Messrs. Adams and Polsky. We further note that you reference several times in your

U.S. Securities and Exchange Commission
April 10, 2015

filing equity grants given to management in connection with the “Global Settlement Agreement.” Please advise or revise.

Response No. 8

Information provided in connection with the Summary Compensation Table provided in the Company response to Item 11 of the 10-K Amendment No. 1 has been revised to include a footnote that describes the issuance of shares of the Company’s common stock to the named Executive Officers in connection with the Global Settlement Agreement.

Note 2. Summary of Accounting Policies, page F-7

Patent, page F-8

9. Please provide us an analysis demonstrating that the useful lives for the patents acquired with the Purchase Agreement and Patent Assignment Agreement are reasonable and how the useful lives correlate with patent expiration dates.

Response No. 9

This is an abstract of our patent that has been modified and put into layman terms:  A versatile personal emergency communication system that includes a user-carried portable transmitter having a single button, which when depressed by the user, wirelessly sends a call request signal to a base unit. The base unit initiates a telephone call through a dial-up or cellular network to an emergency response provider (911, central monitoring center, or friend or family member) and places an emergency response provider in wireless voice communication with the portable unit when the call is connected. The telephone number of the emergency responder to be called is stored in the system. Voice messages are also stored in the system and are used to advise the user of the status of the call giving the user peace of mind and providing the user with verbal confirmation that the system is operating properly. The units are programmable selectively by phone, voice or computer.  These systems could also directly call a personal emergency contact (friend or family member) and when the call is answered it has voice prompts that tell the person answering that “this is an emergency medical call, please enter your passcode.” (if the passcode is not correct or not entered within 30 seconds the system will call 911 or a central monitoring center).  With this patent, no other device can have voice prompts with verbal instructions giving the user peace of mind that their emergency call is being handled.

This patent is used for medical emergency device which is primarily a device for older people. The target market is for that as a means of communicating with the target audience (elderly), that to do so in a loud enough verbal method is the best and safest means of communication, and as time evolves more and more manufacturers will see the preference for better and automated communication such as is available in the Patented MediPendant between the user of the device and the emergency response provider.  Approximately 70% of all medical alarms currently being sold in the United States are first-generation technologies that require the user to speak and listen through a central base station unit that was started 30 years ago.

U.S. Securities and Exchange Commission
April 10, 2015

The Company is not aware of any other companies that are currently marketing medical alert products offering voice prompts using different technology than the company’s. The company is constantly upgrading and integrating improvements to the device using the existing patents. The Company believed that this patent has indefinite useful life. Since the patent is only protected for 20 years, the Company decided to use 20 years as a useful life of this patent.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Note 4. Patent, page 9

10. We note the payment date of the Patent payable has been repeatedly extended, currently to March 31, 2015. Please explain to us your basis in GAAP for classifying the Patent payable on the consolidated balance sheets as a non-current liability rather than a current liability in light of the payment dates.

Response No. 10

The Company has reclassified the Patent payable to a current liability for purposes of the consolidated balance sheets in the financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

11. We note your reference to the safe harbor provided by Section 21E of the Securities Exchange Act of 1934. Please note that this safe harbor is not available for companies whose common stock is considered a “penny stock.”

Response No. 11

The reference to the safe harbor provided by Section 21E of the Exchange Act has been removed in the Company response to Item 2 of the 10-Q Amendment No. 2.

Overview and Recent Events, page 13

12. We note your statement that “the Company expects the balance of calendar year 2015 and 2016 to be one of continued growth in both monthly recurring revenues and distribution sales…” However, your revenues have been declining in recent periods. Please advise.

Response No. 12

The narrative discussion provided by the Company on the subject matter of the SEC Staff comment above has been revised in the Company response to Item 2 of the 10-Q Amendment No. 2.

13. We note that you loaned an employee $30,000 during the first six months of fiscal 2015. Provide the material terms of this arrangement.

Response No. 13

U.S. Securities and Exchange Commission
April 10, 2015

The following disclosure regarding this transaction has been included in the 10-Q Amendment No. 2: “During six months ended December 31, 2014, the Company lent $30,000 to one of employees. There was no transaction in similar nature during the same period of previous year. The loan was made pursuant to a secured promissory note that calls for the entire amount of the loan to be paid in full on or before December 31, 2015. The loan does not bear interest and payments of principal are to be made as soon as possible or in incremental amounts acceptable to the Company. Repayment of the loan is secured by 60,000 common shares of the Company owned by the employee that have been pledged as collateral.”

* * *

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDING, INC.

/s/ Ronald Adams
Ronald Adams
CEO

cc:	Willa Qian, Esq. Alan S. Gutterman, Esq.